EXHIBIT (a)(5)(i)

PRE-PAID LEGAL SERVICES, INC.
Offer to Purchase for Cash up to
1,000,000 Shares of Its Common Stock
at a Fixed Purchase Price of $35.00 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
5:00 P.M., NEW YORK TIME, ON AUGUST 2, 2006,
UNLESS THE OFFER IS EXTENDED

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Pre-Paid Legal Services, Inc., an Oklahoma corporation, is offering to purchase for cash up to 1,000,000 shares of its common stock, $0.01 par value per share. The offer to purchase is being made at $35.00 per share, upon the terms and subject to the conditions set forth in the accompanying Offer to Purchase, dated July 5, 2006 (white booklet), and in the related Letter of Transmittal (blue form), which together constitute the “offer.”

All shares validly tendered and not withdrawn on or prior to the expiration date, as defined in Section 1 of the Offer to Purchase, will be purchased, at the purchase price, subject to the terms and conditions of the offer, including the proration, conditional tender and odd lot provisions. See Sections 1, 2 and 6 of the Offer to Purchase.

Upon the terms and subject to the conditions of the offer, if, at the expiration of the offer, more than 1,000,000 shares are validly tendered and not withdrawn, Pre-Paid Legal Services will buy shares (i) first from stockholders who own of record or beneficially an aggregate of fewer than 100 shares who properly tender all their shares, (ii) second, on a pro rata basis, from all other stockholders who properly tender their shares, and do not withdraw them prior to the expiration of the offer, other than stockholders who tender conditionally, and for whom the condition is not satisfied, and (iii) if necessary, shares conditionally tendered, for which the condition was not satisfied, selected by random lot. If any stockholder tenders all of his or her shares and wishes to avoid proration or to limit the extent to which only a portion of such shares may be purchased because of the proration provisions, the stockholder may tender shares subject to the condition that a specified minimum number of shares or none of such shares be purchased. See Sections 1, 2 and 6 of the Offer to Purchase. All shares not purchased pursuant to the offer, including shares not purchased because of proration or because they were conditionally tendered and not accepted for purchases, will be returned to the tendering stockholders at Pre-Paid Legal Service’s expense promptly following the expiration date.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED PURSUANT TO THE OFFER. SEE SECTION 7 OF THE OFFER TO PURCHASE.

No fees or commissions will be payable to brokers, dealers or any person for soliciting tenders of shares pursuant to the offer. Pre-Paid Legal Services will, upon request, reimburse brokers and banks for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the offer to their customers. Pre-Paid Legal Services will pay all stock transfer taxes applicable to its purchase of shares pursuant to the offer, subject to Instruction 8 of the Letter of Transmittal.

No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of Pre-Paid Legal Services, other than UMB Bank, n.a. as the “depositary,” and Georgeson Shareholder Communications, Inc. as the “information agent,” for purposes of the offer.

For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase, dated July 5, 2006 (white booklet);

2.
Letter to clients which may be sent to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, and related Instruction Form for obtaining the clients’ instructions with regard to the offer;

3.	Letter of Transmittal for your use and for the information of your clients (blue document), which includes guidelines for Substitute Form W-9; and

4.	A return envelope addressed to UMB Bank, n.a., as depositary.

We urge you to contact your clients as promptly as possible. The offer, proration period and withdrawal rights will expire at 5:00 p.m., New York Time, on August 2, 2006, unless the offer is extended.

In order to take advantage of the offer, a duly executed and properly completed Letter of Transmittal and any other required documents should be sent to the depositary with either certificate(s) representing the tendered shares or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Any inquiries you may have with respect to the offer should be addressed to the depositary or the information agent at their respective addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.

Nothing contained herein or in the enclosed documents shall constitute you or any other person as an agent of Pre-Paid Legal Services or any of its affiliates, the information agent or the depositary, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the offer other than the documents enclosed herewith and the statements contained therein.

Additional copies of the enclosed material may be obtained from the information agent, Georgeson Shareholder Communications, Inc. telephone: (866) 828-4304.

Very truly yours,

Pre-Paid Legal Service, Inc.

Enclosures.